Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 8, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811-09303
The Kinetics Tactical Paradigm Fund (S000027305)

Dear Mr. Hallock:

On behalf of the Company, this correspondence is being filed in response to your oral comments and suggestions provided by telephone on September 27, 2012, regarding the Company’s Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on Schedule 14A on September 21, 2012 (the “Proxy Statement”), relating to its series, the Kinetics Water Infrastructure Fund (the “Fund”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface below, immediately followed by the Company’s responses.

1.
Staff Comment:  On page 7 of the proxy materials, in the table describing the current fundamental investment restriction of the Fund and Portfolio, please confirm that the language relating to investment of 80% of the Fund/Portfolio’s net assets is currently part of its fundamental investment restriction.

Response:  The Company responds by confirming that the Fund/Portfolio’s current fundamental investment restriction includes an 80% component. The Company further responds by revising the proxy materials to clarify that its current fundamental investment restriction has higher limitations than required by the Investment Company Act of 1940, as amended.

2.
Staff Comment:  On page 8 of the proxy materials, under the Recommendation of the Board heading, please include a discussion of the board’s determination and reasons for approving the Fund’s change in investment objective and fundamental investment restriction.

Response:  The Company responds by noting that the proxy materials seek shareholder approval of only the change in investment objective and change in investment restriction relating to concentration.  The anticipated change in investment strategy, which has also been approved by the Company’s Board of Trustees (the “Board”), does not require a shareholder vote.  The Company further responds by also including requested disclosure relating to the matters subject to shareholder vote, as well as general disclosure explaining the Board’s determination to revise the investment strategy.

3.	Staff Comment: Please clarify the relationship between the proposed shareholder vote and anticipated changes to the Water Infrastructure Portfolio.

Response:  The Company responds by adding clarifying disclosure to explain that in voting on the proposals, shareholders will additionally be indicating how the Fund should vote its shares on comparable proposals (the “Portfolio Proposals”) by the Water Infrastructure Portfolio (the “Portfolio”), of which the Fund is a “feeder fund.”

4.	Please confirm that each class of shareholder will vote as one class on the proposals.

Response:  The Company responds by confirming that all classes of shareholders of the Fund will vote as one class on the proposals including in the proxy materials, noting that the Portfolio has only one class of shares to be voted on the Portfolio Proposals.  The Company further responds by clarifying the disclosure in the proxy materials.

5.
Staff Comment:  On page 8 of the proxy materials, under the Risks heading, please include the new risk factors from changes to the Fund’s investment strategy so that shareholders may consider these risks when determining whether to approve change to the Fund’s fundamental investment restriction.

Response:  The Company responds by including the requested disclosure.

As requested by the Staff, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials.  The Registrant further acknowledges that Staff comments or changes to disclosure in response to Staff comments on the Proxy Materials may not foreclose the Commission from taking any action with respect to the Proxy Materials.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

If you have any questions regarding the enclosed, please do not hesitate to contact Adam R Henkel, Esq. at (312) 325-2037.

Very truly yours,

/s/ Adam R. Henkel

Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC

cc:  Drinker Biddle & Reath LLP